Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for Novadaq® Technologies Inc. [“Novadaq” or the “Company”] should be read in conjunction with the interim condensed consolidated financial statements for the three month period ended March 31, 2014, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts in the interim condensed consolidated financial statements and comparative information are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “Novadaq” or “the Company” mean Novadaq and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, Novadaq®. Without limitation, information regarding future sales and marketing activities, SPY®, SPY Elite®, PINPOINT®, Firefly™, LUNA™ and EasyLDI Imaging System sales, placements and utilization rates, reimbursement for SPY, SPY Elite, PINPOINT (as defined herein), Firefly, LUNA and EasyLDI procedures, future revenues arising from the sales of the Company’s products, the sales and marketing arrangements with LifeCell™ Corporation, the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”], the distribution agreement with MAQUET Cardiovascular and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system is forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of Novadaq’s products, the success of Novadaq’s partnerships, the effect of reimbursement codes for procedures involving use of the SPY, SPY Elite, LUNA, Firefly and EasyLDI Imaging System and/or PINPOINT Endoscopic Fluorescence Imaging System [“PINPOINT”] and the clinical results of the use of SPY, SPY Elite, Firefly, LUNA, EasyLDI and/or PINPOINT Imaging Systems or the CO2 Heart Laser™ System for Transmyocardial Revascularization. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Company’s products; the risk that a recently implemented reimbursement code will not affect acceptance or usage of SPY imaging technology systems; risks related to third-party contractual performance; dependence on key suppliers for components of the Company’s products;

regulatory and clinical risks; risks relating to the protection of intellectual property; risks inherent in the conduct of research and development activities, including the risk of unfavourable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar. The Company has also included important factors in the cautionary statements included in the Company’s MD&A for the year ended December 31, 2013 and its Annual Information Form [“AIF”] for the year ended December 31, 2013 both of which are filed on SEDAR at www.sedar.com and on EDGAR. Prospective investors should give careful consideration to such risks and uncertainties. Novadaq believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, Novadaq does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through May 5, 2014.

COMPANY OVERVIEW

Novadaq (TSX: NDQ; NASDAQ: NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. Having been founded in 2000, the Company has a limited operating history. Historically, the focus of its operations had been on research and development. However, in mid-2005, the Company shifted its focus towards commercialization with the commercial launch of its system for use during cardiac surgery. In 2009 through 2012, the Company formed alliances with market leading companies for the broad commercialization of certain Novadaq products: SPY Elite, Firefly and the CO2 Heart Laser. In early 2012, Novadaq began building a direct sales and marketing organization for PINPOINT and LUNA. The successful commercialization of any one of Novadaq’s products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its imaging platform, and these activities may require significant cash commitments which may in turn affect the profitability of the Company.

The Company’s SPY Imaging core technology platform provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and outpatient surgery centres without exposing the patient or the surgery staff to radiation. The SPY technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. SPY images enable surgeons treating life-threatening illnesses, such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissues, such as skin and organs. More than 100 peer-reviewed publications report experiences using SPY Imaging technologies in open, robotic and endoscopic surgeries, as well as wound care. Published literature supports that the use of SPY Imaging enhances surgical decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications, which increase overall treatment costs if not addressed during the surgical procedure.

The Company’s SPY, SPY Elite, LUNA and PINPOINT Imaging Systems are based upon the Company’s core SPY fluorescence technology. SPY and SPY Elite are 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during a variety of open surgery applications. The LUNA system is also FDA 510(k) cleared for use in vascular applications such as assessment of blood flow and perfusion in patients suffering from complex wounds caused by vascular diseases being treated in the outpatient clinic. The SPY Elite and LUNA Systems are also Conformité Européenne (CE Marked) for sale in Europe, are licensed by Health Canada, and have regulatory authority approval for sale in Japan and certain other markets outside of the United States. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], companion post-processing software designed to allow surgeons to enhance and apply objective analysis tools to SPY Elite and LUNA images. SPY-Q is also 510(k) cleared by the FDA.

PINPOINT is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. PINPOINT combines the capabilities of SPY imaging with state-of-the-art high definition visible light visualization offered by conventional endoscopes. PINPOINT provides surgeons with better visualization of important information related to anatomic structures and tissue perfusion during complex minimally invasive procedures.

In addition to marketing SPY Imaging technology products, Novadaq has acquired and now manufactures and markets the FDA Premarket Approval [“PMA”] approved CO2 Heart Laser™ System [“TMR Laser System”] for Transmyocardial Revascularization [“TMR”]. TMR is a procedure aimed at improving blood flow to areas of the heart that cannot be successfully treated by alternative standard revascularization techniques and is often performed adjunctively with coronary artery bypass graft surgery. The CO2 Heart Laser line of products is distributed through MAQUET and contributes positive cash flow.

Novadaq’s intellectual property consists of 48 patent families representing 130 granted or allowed patents and 92 pending applications in various stages of review and prosecution. Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. See section on “Liquidity and Capital Resources” below.

While the Company’s industry is highly competitive and subject to rapid and significant technological change, the Company believes that there currently is no alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during the course of complex open, robotic or minimally invasive operative procedures. The Company is not currently aware of any parties in the U.S. market with competing perfusion assessment products. Likewise, the Company is not aware of any visual assessment technology in the outpatient wound care environment. The Company believes that its market position, the ongoing advancement of its technology, the quality of its direct sales and marketing infrastructure as well as the market leadership position of its partners will allow it to operate profitably in the future. The Company would vigorously defend its patent estate if infringement is deemed to occur in the future.

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 55,187,520 common shares outstanding, no preferred shares outstanding, 2,776,632 stock options outstanding under the Company’s employee stock option plan, and 1,869,052 shareholder warrants outstanding.

RECENT DEVELOPMENTS IN 2014

On April 23, 2014, Novadaq entered into a definitive agreement to acquire all outstanding shares of Aïmago SA (“Aïmago”). Aïmago is a privately held medical imaging company, founded in 2008 as a spin off from Ecole Polytechnique Fédérale de Lausanne (“EPFL”), a Switzerland based academic and research institution. Aïmago’s lead product, the EasyLDI Perfusion Camera, incorporates patented, high-speed, full field laser Doppler technology. The design of the device is tablet inspired, and is capable of “point-and-shoot” perfusion imaging at the surface of the skin, without the need to administer any imaging agent to patients. The EasyLDI Perfusion Camera is FDA 510(k) cleared and CE marked and Aïmago has installed the first four commercial systems at key opinion leading sites in Europe. EasyLDI’s ability to rapidly visualize surface perfusion is expected to be optimal for screening and pre-diagnostic uses in multiple settings including doctors’ offices where patients are assessed for wounds, burns and limb ischemia. The product will complement NOVADAQ’s SPY® technology which provides deeper, detailed quantitative vascular and microcirculation blood flow and perfusion assessment capabilities, typically during treatments in operating rooms and wound care clinics.

Given the timing of the acquisition, the Company does not have sufficient information to disclose the preliminary purchase price allocation. However, this information will be disclosed in future periods.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding Novadaq’s revenues, loss from operations and other information for the periods presented, which were prepared in accordance to IFRS, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q2 2012 $000’s	Q3 2012 $000’s	Q4 2012 $000’s	Q1 2013 $000’s	Q2 2013 $000’s	Q3 2013 $000’s	Q4 2013 $000’s	Q1 2014 $000’s
Revenues
Product sales	4,512	5,101	5,770	6,299	7,076	8,000	9,643	9,391
Royalty revenue	346	350	546	441	468	365	616	405
Partnership fee revenue	325	325	325	325	325	325	325	325
Service revenue	209	208	205	213	229	206	164	177

Total revenues	5,392	5,984	6,846	7,278	8,098	8,896	10,748	10,298
Cost of sales	2,088	2,123	2,281	2,732	3,043	3,154	4,004	3,602

Gross profit	3,304	3,861	4,565	4,546	5,055	5,742	6,744	6,696
Gross profit percentage	61%	65%	67%	63%	62%	65%	63%	65%
Operating expenses
Selling and distribution costs	1,217	1,289	1,357	2,348	3,513	3,337	4,863	6,708
Research and development expenses	1,378	1,778	1,640	1,487	2,046	2,159	2,282	2,255
Administrative expenses	1,638	1,863	1,602	1,361	1,742	1,264	2,867	1,994
Write-down of equipment	—	—	—	—	—	26	—
Write-down of inventory	—	58	—	—	31	—	—

Total operating expenses	4,233	4,988	4,599	5,196	7,332	6,786	10,012	10,957

Loss from operations	(929)	(1,127)	(34)	(650)	(2,277)	(1,044)	(3,268)	(4,261)
Finance costs	(69)	(68)	(68)	(63)	(3)	(3)	(3)	—
Imputed interest expense	(106)	(111)	(112)	(108)	(2)	—	—	—
Finance income	14	26	20	15	18	34	42	69
Warrant revaluation adjustment	(311)	(8,038)	3,389	(2,106)	(7,473)	(5,881)	445	(11,944)
Gain on investment	—	25	—	—	25	—	—	25

(Loss) income from operations before income taxes	(1,401)	(9,293)	3,195	(2,912)	(9,712)	(6,894)	(2,784)	(16,111)

Income tax recovery (expense)	—	—	(101)	(20)	(25)	(23)	68	—

Net (loss) income and comprehensive (loss) income for the period	(1,401)	(9,293)	3,094	(2,932)	(9,737)	(6,917)	(2,716)	(16,111)

Basic income (loss) income and comprehensive income (loss) per share for the period	(0.04)	(0.23)	0.08	(0.07)	(0.21)	(0.14)	(0.05)	(0.29)

Diluted loss and comprehensive loss per share for the period	(0.04)	(0.23)	(0.00)	(0.07)	(0.21)	(0.14)	(0.05)	(0.29)

Balance Sheet Data
	As at March 31	As at December 31	As at March 31
	2013	2013	2014
Cash and cash equivalents	37,220,000	182,330,000	177,157,000
Working capital	39,225,000	186,701,000	182,799,000
Total assets	57,638,000	212,374,000	208,240,000
Total non-current liabilities	17,597,000	28,251,000	39,896,000
Total liabilities	23,783,000	37,260,000	47,708,000
Shareholders’ equity	33,856,000	175,115,000	160,532,000

Revenues

Q1-2014 revenues of $10,298,000 exceeded Q1-2013 revenues by $3,020,000, a 41% increase. SPY product sales increased by $3,497,000, due to an increase in LUNA and PINPOINT capital sales, while recurring sales were comparable to the previous year. TMR product sales and services decreased $441,000 mainly due to reduced kit sales. Royalty revenue decreased in the amount of $36,000 due to decreased unit sales by our partner. First quarter of 2014 procedures performed using SPY technology systems increased by 35% year over year; however SPY technology recurring revenues of $3.4 million were flat due to increased sales of lower priced kits to customers who had purchased capital systems, and a reduction of inventory purchased by one of our partners. In comparison to Q4-2013, revenues decreased in the amount of $450,000 due to a decrease in recurring sales in the amount of $671,000, a decrease in royalties in the amount of $211,000, and a decrease in the amount of $28,000 for TMR products and service, partially offset by an increase in SPY capital sales of $460,000 for both LUNA and PINPOINT products. While quarterly recurring revenues were less than last quarter, mainly due to reduced inventory purchases by our partner, increases in LUNA, PINPOINT and Firefly recurring sales partially mitigated the shortfall.

Gross Profit

Gross profit of $6,696,000 in Q1-2014 increased from $4,546,000 for the same period last year due to increased sales from PINPOINT and LUNA products. In comparison to Q4-2013, gross profit is lower by $48,000 mainly due to lower partner sales.

Operating Expenses

Selling and distribution expenses of $6,708,000 for Q1-2014 were $4,360,000 higher than Q1-2013 expenses of $2,348,000 as the Company continued to hire direct sales force personnel and increase promotional spending to support our PINPOINT and LUNA sales program. In comparison to Q4-2013, expenses increased by $1,845,000 due to increased hiring of sales staff and travel and promotional expenses related to PINPOINT and LUNA.

Research and development expenses of $2,255,000 in Q1-2014 were $768,000 higher than Q1-2013 expenses of $1,487,000 due to higher salaries and fringes in the amount of $370,000 to support expanded operations; higher office and travel costs in the amount of $127,000; higher patents and trademarks expenses in the amount of $185,000 to secure new and existing patents; higher product design costs in the amount of $102,000; and increased clinical trials in the amount of $66,000. Offsetting these increases were lower consultant expenses in the amount of $25,000 and lower amortization expense in the amount of $19,000. Other costs netted a combined decrease of $38,000. In comparison to Q4-2013, research and development expenses were $27,000 lower due to increased salaries and fringes related to new hires and salary increases in the amount of $143,000; increased product design costs in the amount of $125,000; increased clinical trials expense in the amount of $65,000; offset by lower amortization costs in the amount of $262,000, lower clinical trial expense in the amount of $43,000 and other expenses in the amount of $55,000.

Administrative expenses of $1,994,000 in Q1-2014 were $633,000 higher than Q1-2013 expenses of $1,361,000. The expense increases mainly related to salaries and benefits in the amount of $222,000; insurance coverage in the amount $83,000; professional fees in the amount of $387,000 due to tax planning and acquisition activity partially offset by lower amortization expense in the amount of $82,000. All other expenses netted for a combined increase of $23,000. In comparison to Q4-2013, administrative expenses are lower by $873,000 due to lower professional fees in the amount of $758,000; lower incentives of $120,000 due to a previous quarter true up; lower foreign exchange variances in the amount of $35,000 partially offset by higher listing and investor relation fees in the amount of $77,000. All other expenses netted to a decrease of $37,000.

Interest Expense

Interest expense and imputed interest expense were $171,000 lower than previous year and lower than previous quarter as the convertible debt and the National Research Council loan were converted and fully paid, respectively.

Finance Income

Finance income of $69,000 is higher than income of $15,000 in Q1-2013 and also higher than income of $42,000 in Q4-2013 due to increased cash on hand from the Company’s equity offerings in Q2-2013 and Q4-2013.

Warrant Revaluation

Q1-2014 warrant revaluation expense of $11,944,000 was higher than Q1-2013 warrant revaluation expense of $2,106,000 due to a higher change in the quarterly increase in the Company’s share price. For Q1-2014 the share price increase was $5.99, compared to a $1.00 increase in Q1-2013. In comparison to Q4-2013 this quarterly non-cash expense increased by $12.4 million due to an increase in share price versus a share price decrease in Q4-2013.

Income Tax Expense

Income tax expense was nil compared to income tax expense of $20,000 in Q1-2013 and a $68,000 reversal in Q4-2013.

Net Income (Loss)

Net loss of $16,111,000 in Q1-2014 was $13,179,000 higher than the net loss of $2,932,000 in Q1-2013. The change resulted from higher operating costs in the amount of $5,761,000; higher warrant revaluation adjustment in the amount of $9,838,000 due primarily to the change in share price; offset by higher gross margins in the amount of $2,150,000; higher investment gains of $25,000; lower interest expense and imputed interest expense in the amount of $171,000; higher finance income in the amount of $54,000 and lower taxes in the amount of $20,000. In comparison to Q4-2013, net loss increased by $13,395,000 due to higher non-cash warrant revaluation expense of $12,389,000; higher operating expenses of $945,000; lower gross profits of $48,000; higher taxes of $68,000. Offsetting these increases were higher interest income of $27,000, lower interest expense of $3,000 and higher investment gains of $25,000.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Novadaq has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company’s planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that Novadaq will be successful in securing partnerships or its financing on terms favourable to the Company, or at all.

Based on the cash on hand in the amount of $177,157,000 as at March 31, 2014, the capacity to borrow funds from its revolver loan (as further described below) and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

In Q1-2014, cash used in operating activities was $3,725,000 which included working capital utilization of $1,250,000, a decrease in long-term deferred revenue of $299,000 and cash expenditure (cash burn) before changes in working capital of $2,175,000.

Financing Activities

Revolver Loan

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank, entitling the Company to borrow up to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and certain reporting requirements. The credit facility is secured by a general security agreement constituting a first-ranking security interest in all personal property of the Company with a conventional rate of interest. Currently, the Company has no committed sources of capital other than this revolving credit loan. Since its inception and as at March 31, 2014, the Company has not utilized this credit facility.

Public Offerings

On October 29, 2013, the Company announced the sale of 6,250,000 common shares, on a bought deal basis, at a price to the public of $16.75 per common share, pursuant to a base shelf prospectus and an underwriting agreement. Gross proceeds from the offering were approximately $104,700,000. After the underwriting commissions and other offering expenses, the Company received net proceeds of approximately $99,600,000. The common shares described above were sold by the Company in the United States pursuant to the Company’s effective shelf registration statement filed with the U.S. Securities and Exchange Commission and were not offered for sale or distributed in any province or territory in Canada.

On May 7, 2013, the Company announced the closing of its public offering of 4,485,000 common shares, on a bought deal basis, at a price to the public of $12.90 per common share. Gross proceeds from the offering were approximately $57,857,000, resulting in cash proceeds of $54,675,000, net of transaction costs.

Investing Activities

The Company’s Q1-2014 investing activities in the amount of $2,181,000 comprised net additions to revenue generating fixed assets in the amount of $2,115,000, which were primarily utilized in the placement of assets at hospitals and clinics and an offsetting investment gain in an auction rate security of $25,000.

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

	0-1 year $	1-5 years $	After 5 years $
Operating leases	478,000	436,000	—
Purchase Obligation (product development)	1,914,000	—	—

The long-term operating lease commitments are for premises located in: Mississauga, ON; Taunton, MA and Richmond, BC.

The Company has an outstanding $1,914,000 purchase order commitment in support of a specific product development activity.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

There were no significant changes in our accounting policies and critical accounting estimates for the three month period ended March 31, 2014. We describe our significant accounting policies and critical accounting estimates in Note 3 to the audited consolidated financial statements and MD&A for the year ended December 31, 2013.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – Financial Instruments

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities and IFRS 9 (2013) introduces hedging guidance.

The Company does not intend to early adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements and will adopt for the annual period beginning on January 1, 2018, which is the expected mandatory adoption date being proposed by the IASB.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments are comprised of the following as at March 31, 2014: cash and cash equivalents of $177,157,000; accounts receivable of $9,110,000; accounts payable and accrued liabilities of $5,924,000; and shareholder warrants of $38,010,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable of $9,110,000 (net of $231,000 of bad debts reserves), based in the United States, Canada and Asia are subject to minimal credit risk based on the nature of the Company’s customers and letters of credit securing international sales. The receivables are being carried at amortized cost. Accounts payable and accrued liabilities of $5,924,000 are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. The shareholder warrants are re-valued quarterly utilizing the Black-Scholes model to determine fair value. The repayable government assistance comprises of an Industrial Research and Assistance Program loan, received from the National Research Council, with principal repayment terms over 30 months, which commenced in August 2011. The loan was fully paid in January 2014.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable

As at March 31, 2014, $7,848,299 or 86% [2013—$7,294,367 or 86%] of the total accounts receivable are due from six customers [December 31, 2013- six customers]. As at March 31, 2014, three customers had accounts receivable balances exceeding 10% of total accounts receivable. Concentration of these three customers comprised 37%, 25% and 11% of total accounts receivable as at March 31, 2014 as compared to 3%, 36% and 12%, respectively as at December 31, 2013.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s annual MD&A and AIF for the year ended December 31, 2013, both of which are filed on SEDAR and EDGAR. There have been no material changes to risks and uncertainties during the three month period ended March 31, 2014.

DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

The CEO and the CFO have designed such internal controls over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, rules of the Act and the CSA, as at March 31, 2014.

The Company, under the supervision of the CEO and CFO, has performed control self-assessments as of March 31, 2014 to evaluate the effectiveness of the Company’s internal control reporting.

As at March 31, 2014, the CEO and CFO assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting that occurred during the quarter ended March 31, 2014, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 55,187,520 common shares, 2,776,632 stock options, and 1,869,052 shareholder warrants. The common shareholder warrants are exercisable into one share.

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.